Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

5th December 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement of Poll Results, Circular and Joint Announcement dated 30 November 2005 and 1 December 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

(stock code: 0017)

ANNOUNCEMENT OF POLL RESULTS

The Board of Directors (the "Board") of New World Development Company Limited (the "Company") is pleased to announce that at the annual general meeting of the Company held on 30 November 2005 (the "AGM"), a poll was demanded by the Chairman of the AGM in accordance with the Company's articles of association for voting on all proposed resolutions as set out in the notice of AGM dated 31 October 2005. All resolutions were approved by shareholders of the Company by way of a poll. Tengis Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the AGM. The poll results in respect of the resolutions proposed at the AGM were as follows:

	Resolutions	**Number of Votes (%)**	
		For	**Against**
1.	To consider and adopt the audited Statement of Accounts and the Reports of Directors and Auditors for the year ended 30 June 2005.	1,394,989,555 (85.91%)	228,702,286 (14.09%)
2.	To declare a final dividend. (A final dividend of HK$0.20 per share comprising a cash dividend and a scrip dividend with a cash option to shareholders registered on 30 November 2005)	1,682,931,424 (99.99%)	2,800 (0.01%)
3.	(i) To re-elect Dato' Dr. Cheng Yu-Tung as Director.	1,626,830,100 (99.57%)	6,951,605 (0.43%)
	(ii) To re-elect Dr. Sin Wai-Kin, David as Director.	1,629,723,025 (99.76%)	3,873,989 (0.24%)
	(iii) To re-elect Mr. Liang Chong-Hou, David as Director.	1,626,307,050 (99.55%)	7,286,805 (0.45%)
	(iv) To re-elect Mr. Yeung Ping-Leung, Howard as Director.	1,679,539,718 (99.81%)	3,216,816 (0.19%)
	(v) To authorise the Board of Directors to fix the remuneration of Directors.	1,644,673,359 (97.74%)	38,048,794 (2.26%)
4.	To re-appoint Joint Auditors and authorise the Board of Directors to fix their remuneration	1,682,513,241 (99.99%)	103,616 (0.01%)
5.	Ordinary Resolution in Item No.5 of the Notice of AGM. (To approve a general mandate to the Directors to repurchase shares not exceeding 10% of the existing issued share capital)	1,682,790,136 (99.98%)	351,000 (0.02%)

	Resolutions	Number of Votes (%)	
		For	Against
6.	Ordinary Resolution in Item No.6 of the Notice of AGM. (To approve a general mandate to the Directors to issue shares not exceeding 20% of the existing issued share capital)	1,223,775,868 (72.71%)	459,358,076 (27.29%)
7.	Ordinary Resolution in Item No.7 of the Notice of AGM. (To extend the general mandate to be given to the Directors to issue shares by the addition thereto the shares repurchased by the Company)	1,644,955,658 (97.73%)	38,181,410 (2.27%)
As more than 50% of the votes were cast in favour of the above resolutions, they were duly passed as ordinary resolutions.			
8.	Special Resolution in Item No.8 of the Notice of AGM. (To amend the existing articles of association of the Company)	1,680,619,091 (99.85%)	2,473,749 (0.15%)
As more than 75% of the votes were cast in favour of the resolution, the above resolution was duly passed as a special resolution.			

The total number of shares entitling holders to attend and vote for or against all the resolutions at the AGM was 3,491,565,623 shares. There were no shares entitling holders to attend and vote only against the resolutions at the AGM.

By Order of the Board
LEUNG Chi-Kin, Stewart
Company Secretary

Hong Kong, 30 November 2005

As at the date of this announcement, the executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; the non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and the independent non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. LEE Luen-Wai, John, JP and Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson).

Please also refer to the published version of this announcement in The Standard.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

新世界發展有限公司

New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 17)

Directors:
Executive Directors:
Dato' Dr. CHENG Yu-Tung *(Chairman)*
Dr. CHENG Kar-Shun, Henry *(Managing Director)*
Dr. SIN Wai-Kin, David
LIANG Chong-Hou, David
LEUNG Chi-Kin, Stewart

Non-executive Directors:
Lord SANDBERG, Michael*
CHENG Yue-Pui
YEUNG Ping-Leung, Howard*
Dr. CHA Mou-Sing, Payson, JP*
CHENG Kar-Shing, Peter
CHOW Kwai-Cheung
HO Hau-Hay, Hamilton
LEE Luen-Wai, John, JP*
LIANG Cheung-Biu, Thomas
CHA Mou-Zing, Victor
(alternate director to Dr. CHA Mou-Sing, Payson)

* *Independent non-executive director*

Registered Office:
30th Floor,
New World Tower,
18 Queen's Road Central,
Hong Kong.

1 December 2005

To the shareholders of the Company

Dear Shareholders,

Final Dividend for the Year Ended 30 June 2005

Particulars of the Final Dividend

On 6 October 2005, it was announced that the Directors of New World Development Company Limited ("the Company") resolved to recommend a final dividend for the year ended 30 June 2005 of HK$0.20 per share ("Final Dividend") to shareholders on the register of members as at 30 November 2005, and as to HK$0.01 per share, this dividend will be paid in cash to ensure that the shares of the Company continue to qualify as Authorised Investments for the purpose of the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong) and as to HK$0.19 per share, this dividend should take the form of scrip dividend with a cash option to shareholders. At the annual general meeting held on 30 November 2005, the Final Dividend was approved.

Accordingly, each shareholder has the choices of receiving:

(a) an allotment of new shares with a nominal value of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to, save for adjustment for fractions, the total amount of dividend which such shareholder could elect to receive in cash in respect of HK$0.19 per share; or

(b) cash of HK$0.19 per share; or

(c) partly New Shares and partly cash.

In all the above cases, shareholders will receive in addition cash of HK$0.01 per share.

For the purpose of calculating the number of New Shares to be allotted under (a) and (c) above, the market value of a New Share will be calculated as an amount equal to 97% of the average of the closing prices of an existing share of the Company on The Stock Exchange of Hong Kong Limited for the five trading days (on which such price is available) up to and including 30 December 2005 as follow:

$$\text{Number of New Shares to be received} = \text{Number of existing shares for which cash election is not made} \times \frac{\text{HK\$0.19}}{\text{five trading days average closing price} \times \frac{97}{100}}$$

Consequently, it will not be possible to determine until after the close of business on 30 December 2005, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. A press announcement setting out the basis of allotment of the New Shares will be made on 3 January 2006.

The number of New Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to New Shares under choices (a) and (c) above will be disregarded and the benefit thereof will accrue to the Company.

Stock Exchange Listing and Certificates

The shares of the Company are listed and dealt in on The Stock Exchange of Hong Kong Limited. No part of the Company's securities are listed or dealt in on any other stock exchange, nor is listing or permission to deal on any other exchange being or proposed to be sought.

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the grant of listing of and permission to deal in the New Shares. It is expected that certificates for the New Shares and cheques for cash entitlements will be posted to shareholders at the risk of those entitled thereto on or before 24 January 2006. The New Shares will not rank for the Final Dividend but will rank pari passu in all other respects with the existing shares of the Company. Dealing of the New Shares on The Stock Exchange of Hong Kong Limited is expected to commence on 25 January 2006 after despatch to shareholders of the certificates for the New Shares.

Form of Election

A form of election has been prepared and sent herewith for use by shareholders who wish to receive the Final Dividend wholly in cash or partly in cash and partly by the issue of New Shares, or to make a permanent election to receive cash in lieu of any future dividend in scrip form.

Shareholders who wish to elect to receive all or part of the Final Dividend in cash in lieu of allotment of New Shares must complete the form of election in accordance with the instructions printed thereon and return them to the Company's Share Registrars, Tengis Limited, Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong so as to arrive not later than 4:00 p.m. on Wednesday, 21 December 2005. No acknowledgment of receipt of the form of election will be issued. Those shareholders electing to receive New Shares will not know at the time of election the exact number of New Shares entitled by them and are therefore advised to refer to the press announcement to be made on 3 January 2006 regarding the basis of allotment of the New Shares.

Shareholders who wish to receive the scrip portion of the Final Dividend of HK$0.19 wholly in form of New Shares should not complete the form of election.

No form of election will be sent to any shareholder who has made earlier a permanent election to receive cash in lieu of any future dividend in scrip form. Any such shareholder wishing to change his existing permanent election for cash and to elect to receive New Shares or partly New Shares and partly cash must give at least seven days' notice in writing before 21 December 2005 (i.e. on or before 14 December 2005) to Tengis Limited at the address stated above.

Overseas Shareholders

The form of election has not been sent to shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia. After making enquiries with legal advisers in relevant jurisdictions regarding legal restrictions and regulatory requirements, the Company understands there are restrictions from inviting shareholders in those jurisdictions to receive the Final Dividend in scrip form, either absolutely or unless local approval, registration or other requirements or formalities are complied with.

In particular, the Company has been advised by lawyers in Malaysia that based on a conservative interpretation of the Malaysian Securities Commission Act 1993, the scrip dividend scheme could fall within the provisions of section 32(2)(a) of the Malaysian Securities Commission Act 1993 and it would be prudent to comply with the requirements of section 32(2) of the Malaysian Securities Commission Act 1993 which necessitates the submission of a proposal to the Malaysian Securities Commission for its approval.

In the circumstances, the Directors consider that it would be necessary or expedient for shareholders with a registered address in the United States of America or any of its territories or possessions or Malaysia not to be permitted to receive the Final Dividend in scrip form. Such shareholders will receive the Final Dividend wholly in cash. This document will be sent to those shareholders for information only.

All other shareholders with a registered address outside Hong Kong or otherwise resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the Final Dividend in scrip form or if any governmental or other consent is required or other formalities need to be observed. No person resident in any territory outside Hong Kong and no person receiving in any territory outside Hong Kong a copy of this document and/or a form of election may treat the same as an invitation to him to subscribe shares unless in the relevant territory such invitation could lawfully be made to him without having to comply with any unfulfilled registration or other legal requirements.

This document and the form of election will not be registered in Hong Kong or in any other jurisdiction.

The Directors have been advised by the relevant local legal advisors that in relation to shareholders who are resident in the provinces of British Columbia and Ontario, Canada (the "Canadian Shareholders"), securities obtained by Canadian Shareholders by way of scrip dividend will be restricted securities in Canada. Accordingly, Canadian Shareholders that intend to sell shares acquired in the scrip form of the Final Dividend must: (i) effect the sale through an appropriately registered dealer or pursuant to an exemption from the dealer registration requirement under applicable provincial securities laws in Canada and (ii) satisfy the prospectus filing requirement under local provincial securities laws in Canada or rely on an exemption from the same. Canadian Shareholders are advised to consult their own professional advisers as to whether to elect to receive the Final Dividend in scrip form and in relation to future sale of any shares so acquired.

Shareholders having a registered address in the Philippines should note that exemption from the registration statement is claimed under the provision of Section 10.1(d) of the Philippine Securities Regulation Code. No confirmation has been obtained from the Philippine Securities and Exchange Commission that the scrip dividend scheme qualifies as an exempt transaction. ***THE SECURITIES BEING OFFERED OR SOLD HEREIN HAVE NOT BEEN REGISTERED WITH THE PHILIPPINE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES REGULATION CODE. ANY FUTURE OFFER OR SALE THEREOF IS SUBJECT TO REGISTRATION REQUIREMENTS UNDER THE CODE UNLESS SUCH OFFER OR SALE QUALIFIES AS AN EXEMPT TRANSACTION.***

General

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are the responsibility of each shareholder.

Shareholders who are trustees are recommended to take professional advice as to whether the choice of shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument.

Dealings in the shares of the Company may be settled through the Central Clearing and Settlement System. Investors should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Expected timetable

Last day of receipt of form of election	Wednesday, 21 December 2005
Fix the market value of a New Share (5 trading days average)	Thursday, 22 December 2005 to Friday, 30 December 2005
Press announcement setting out the basis of allotment of the New Shares	Tuesday, 3 January 2006
Dividend warrant and share certificate to all shareholders	Tuesday, 24 January 2006
Commencement of dealings in the New Shares	Wednesday, 25 January 2006

Yours faithfully,
CHENG KAR-SHUN, HENRY
Managing Director

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

新世界移動控股有限公司
New World Mobile Holdings Limited
NEW WORLD MOBILE HOLDINGS LIMITED
新世界移動控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

JOINT ANNOUNCEMENT

On 1 December 2005, the parties to the MOU have agreed that the latest time which NWM and Telstra shall negotiate or discuss exclusively with each other for the Proposed Merger be extended to 16 December 2005.

The Proposed Merger may or may not proceed. Investors and the respective shareholders of NWD and NWM are advised to exercise extreme caution in the dealings of the securities of NWD and NWM respectively.

The NWD Board has noted the recent increases in price and trading volume of the shares of NWD and wishes to state that, save as disclosed in the Announcement and this announcement, the NWD Board is not aware of any reasons for such increases.

Reference is made to the announcement (the "Announcement") dated 14 November 2005 jointly made by New World Development Company Limited and New World Mobile Holdings Limited. Terms used in this announcement shall have the same meanings as those defined in the Announcement unless the context otherwise requires.

As stated in the Announcement, the MOU contains "exclusivity" provisions which provide that NWM and Telstra shall negotiate or discuss exclusively with each other for the Proposed Merger until 2 December 2005. On 1 December 2005, the parties to the MOU have agreed that the latest time which NWM and Telstra shall negotiate or discuss exclusively with each other for the Proposed Merger be extended to 16 December 2005.

The Proposed Merger may or may not proceed. Investors and the respective shareholders of NWD and NWM are advised to exercise extreme caution in the dealings of the securities of NWD and NWM respectively.

The NWD Board has noted the recent increases in price and trading volume of the shares of NWD and wishes to state that, save as disclosed in the Announcement and this announcement, the NWD Board is not aware of any reasons for such increases. Save as disclosed in the Announcement and this announcement, the NWD Board confirms that there are no negotiations or agreements relating to any intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the NWD Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

NWD and NWM will continue to comply with the relevant requirements under Chapters 13 and 14 of the Listing Rules.

By the Order of Board
New World Development Company Limited
LEUNG Chi-Kin, Stewart
Company Secretary

By the Order of Board
New World Mobile Holdings Limited
Dr. WAI Fung-Man, Norman
Executive Director and Chief Executive Officer

Hong Kong, 1 December 2005

As at the date of this announcement, the NWD Board comprises (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.